TIMKEN

Philip D. Fracassa
Executive Vice President Chief Financial Officer
T	234-262-3008
F	234-262-4249
philip.fracassa@timken.com
July 1, 2016

Mr. Terence O’Brien
Branch Chief
Office of Manufacturing and Construction
Securities and Exchange Commission
Division of Corporation Finance
One Station Place, N.E., Mail Stop 4631
Washington, D.C. 20549

Re: The Timken Company
Form 10-K for the Fiscal Year ended December 31, 2015
Filed February 24, 2016

File No. 1-1169

Dear Mr. O’Brien:
This letter is in response to your correspondence of June 22, 2016, regarding your review of the filing referenced above for The Timken Company ("Timken" or the “Company”). For your convenience, your comments are repeated below in boldfaced italics, followed by the Company’s response.
Form 10-K for the year ended December 31, 2015
Management’s Discussion and Analysis, page 18
Results of Operations, page 22

1.
We note the tax rate reconciliation provided on pages 25 and 88 and the disclosures underlying your discussion of income tax expense. Since your effective tax rate of 64.1% reflects a large tax benefit against a pretax loss for fiscal year 2015, please address the following comments:

•	Please break out the $34.7 million reversal of valuation allowances by country and provide a description of the facts and circumstances for why each reversal was warranted as of December 31, 2015.
The breakdown of the $34.7 million reversal of valuation allowances by country is as follows: $17.7 million in France, $13.8 million in the United Kingdom, $2.2 million in the U.S. and $1.0 million in Brazil.
We originally recorded these valuation allowances pursuant to Accounting Standards Codification (ASC) 740-10-30, which states that deferred tax assets should be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. The valuation allowance, once established, should be reversed when it is more likely than not that some portion or all of the deferred tax assets will be realized.

TIMKEN

The Company reviews its deferred tax assets on an ongoing basis to determine if it is more likely than not that they will be realized.  In making this determination, the Company considers several factors, including:

•	The ability to carry back any net operating losses to prior years in order to claim a refund;

•
The results of reliable forecasts for the immediate future periods, including giving consideration to whether or not the legal entities with deferred tax assets are currently in a three-year cumulative loss or income position;

•	The presence and impact of any taxable temporary differences; and

•	The availability of viable tax strategies to increase the taxable income in the future for entities that have experienced losses in the past.
Based on this review as of December 31, 2015, the Company concluded that deferred tax assets in the countries and amounts noted above, totaling $34.7 million in the aggregate, were more likely than not to be realized in the future. As such, the related valuation allowances were reversed.
The reversal of the $17.7 million valuation allowance for France was warranted principally due to the fact that the jurisdiction was in a three-year cumulative income position and had an improved earnings outlook sufficient to utilize its net operating losses and other deferred tax assets.
The reversal of the $13.8 million valuation allowance for the United Kingdom was warranted principally due to the fact that the jurisdiction was in a three-year cumulative income position and had an improved earnings outlook sufficient to utilize its net operating losses and other deferred tax assets.
In the U.S., the reversal of the $2.2 million valuation allowance was related to foreign tax credits that the Company concluded were more likely than not to be realized due to a generally improved outlook for foreign earnings.
The reversal of the $1.0 million valuation allowance for Brazil was warranted due to the Company’s participation in a non-income tax amnesty program implemented by the Brazilian government in 2015, which allowed the Company to settle certain local non-income tax issues by utilizing net operating losses.

•
Please explain what the line item “deferred taxes related to branch operations” specifically represents in fiscal year 2015. If related to the disclosure on page 89 regarding local country net operating losses, please explain why this item had nil impact in fiscal years 2014 and 2013.

The line item “Deferred taxes related to branch operations” represents a U.S. deferred tax liability that was recorded in 2015 in connection with the reversal of deferred tax valuation allowances in France. Timken Europe is a French branch of the Timken Company ("Timken Europe").  As such, the branch income is subject to tax in both France and the U.S. To avoid double taxation, U.S. tax law provides for a foreign tax credit on the branch income. When a branch operates at a loss, the loss is also recognized in the U.S. Company’s tax return. When the tax benefit of losses is recognized in both the local country and the U.S., a deferred tax liability is recorded in the U.S. to avoid a double tax benefit, as the future utilization of losses and deductible temporary differences in the local country will reduce future U.S. foreign tax credits.  Where local country loss carry-forwards are offset by a valuation allowance, a U.S. deferred tax liability is not required until the valuation allowances are reversed. In 2015, Timken Europe reversed valuation allowances against local country net operating losses and other deferred tax assets in the amount of $17.7 million. At the same time, an accrual for uncertain tax positions of $6.1 million was recorded at the local country level. When this occurred, the Company was required to record an offsetting $11.6 million deferred tax liability in the U.S.
This item had no impact on 2013 or 2014 in the U.S. Company’s deferred tax liability balances, since Timken Europe had no local country deferred tax assets or liabilities on its books (they were offset by valuation allowances) in those years.

TIMKEN

•
Please quantify your undistributed foreign earnings in fiscal year 2015 and explain how the impact of tax expense related to undistributed earnings of foreign subsidiaries is determined, including how the impact is nil for 2015. In this regard, we note that in 2012 the impact was also nil but you had undistributed earnings of $544.0 million that year. Please explain how your statement “U.S. earnings are sufficient to cover U.S. cash needs for operations” relates to the level of undistributed or distributed foreign earnings in any given period.

At December 31, 2015, the amount of undistributed earnings of foreign subsidiaries was $560.5 million. Of this amount, $547.6 million was considered to be reinvested indefinitely outside of the U.S. For the $12.9 million of undistributed earnings of foreign subsidiaries that is not considered permanently reinvested, the Company believes there would be sufficient foreign tax credits to offset the tax liability associated with repatriation to the U.S.
Pursuant to ASC 740-30-25, income taxes are not required to be accrued by a parent entity for entities and periods identified if sufficient evidence shows that its subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation. The Company's strategy has been and will continue to be to grow in attractive market sectors, many of which are outside the U.S. This strategy may include making investments in facilities and equipment and potential new acquisitions. The Company plans to fund these investments, as well as meet working capital requirements, with cash and cash equivalents and unused lines of credit within the geographic location of these investments when possible.
Annually, the Company analyzes both cash needs as well as cash generated by jurisdiction to determine whether foreign repatriations are required in the foreseeable future. The statement that “U.S. earnings are sufficient to cover U.S. cash needs for operations” reflects the Company’s belief that the U.S. operations have historically provided adequate cash for U.S. operations and are expected to do so in the foreseeable future, as well as the belief that the Company will not need to repatriate foreign earnings to cover U.S. operating cash needs. This assertion supports the classification of foreign earnings as indefinitely reinvested, since the Company has no need to distribute or repatriate these earnings to meet U.S. operating needs.
For the amount of foreign earnings not considered to be permanently reinvested, an analysis of taxes due upon repatriation to the U.S. is performed, and applicable deferred tax liabilities (net of foreign tax credits) are recorded, with the expenses included on the line called “Tax expense related to undistributed earnings of foreign subsidiaries” in the tax rate reconciliation on page 88 of the Company's Form 10-K for the year ended December 31, 2015 (the "Form 10-K"). This amount was nil in 2015, as the required deferred tax liabilities (net of foreign tax credits) were nil at both December 31, 2015 and 2014. Hence, no incremental tax expense was required in 2015.

•
Please expand your discussion and analysis of the fiscal year 2015 effective tax rate to provide specific information about the change in your mix of taxable earnings, including a discussion of the variations in tax rates, for the more significant foreign jurisdictions. In this regard, we note that your foreign income tax expense as a percentage of foreign pre-tax income was 5% for fiscal year 2015, 26% for fiscal year 2014 and 40% for fiscal year 2013. Refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b of the Financial Reporting Codification for guidance.

Foreign tax expense, as a percentage of foreign pre-tax income, for fiscal year 2015 was 5%. However, foreign tax expense in 2015 was significantly reduced by certain discrete items.

TIMKEN

In the aggregate, discrete items reduced foreign tax expense by $29.6 million in 2015. The largest discrete item related to the reversal of deferred tax asset valuation allowances in foreign jurisdictions referred to above, which reduced foreign tax expense by $32.5 million. Excluding the net $29.6 million benefit related to discrete items, the Company’s foreign tax expense would have been $35.0 million, or 30% of foreign pre-tax income. This rate (excluding discrete items) is reasonably consistent with prior years, with no significant changes in tax rates or mix of taxable earnings in foreign jurisdictions. We note that discrete tax items had an insignificant effect on foreign tax expense in 2014 and 2013. We also note that the foreign tax rate in 2013 (40%) was adversely impacted by the recording of an incremental deferred tax asset valuation allowance as a result of the then recurring operating losses in certain foreign jurisdictions.
With respect to the valuation allowances in 2015, please note that the Company disclosed the impact in various sections of the Form 10-K, including on page 25 of Management's Discussion and Analysis of Financial Condition and Results of Operations in the Income Tax Expenses section, on page 41 in the Critical Accounting Policies and Estimates section, and in Note 17 in the effective tax rate reconciliation to the Financial Statements on page 88. In future filings, the Company will be more explicit in describing the impact of similar discrete items.

Critical Accounting Policies and Estimates, page 40

2.
On page 41, you disclose the fair value and carrying value of the Aerospace Transmission reporting unit and that the fair values of other reporting units exceeded carrying amounts by a significant amount. Please clarify whether the goodwill for the Aerospace Transmission reporting unit is material to your financial statements and quantify, if appropriate. If material, provide a discussion of key assumptions and potential events or circumstances that could have a negative effect on the estimated fair value.

The goodwill for the Aerospace Transmission reporting unit was $1.8 million at December 31, 2015. The Company does not consider that amount to be material to the Company’s financial statements, as the balance represented less than 1% of the Company’s total goodwill balance of $327.3 million and a negligible percentage of total assets at December 31, 2015. The assumptions included on page 41 of the Form 10-K are inclusive of the assumptions used to determine the fair value of the Aerospace Transmission reporting unit.
In future filings, the Company will disclose the related goodwill balance for reporting units where the fair value of the reporting unit does not exceed their carrying value by a significant amount.
Form 8-K filed April 27, 2016

3.
You disclose non-GAAP performance measures with more prominence than the comparable GAAP measure, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Management of the Company has reviewed the updated Compliance and Disclosure Interpretations issued on May 17, 2016. In future earnings releases, the Company will ensure that any non-GAAP performance measures are not more prominent than the comparable GAAP performance measures.

TIMKEN

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or additional comments, please do not hesitate to contact me at (234) 262-3008, or Ted Mihaila, Senior Vice President and Controller (Principal Accounting Officer), at (234) 262-4198.
Sincerely,

/s/ Philip D. Fracassa
Philip D. Fracassa
Executive Vice President and Chief Financial Officer (Principal Financial Officer)
cc:
Jenn Do
Securities and Exchange Commission
Sherry Haywood
Securities and Exchange Commission
Craig Slivka
Securities and Exchange Commission
Richard G. Kyle (Principal Executive Officer)
The Timken Company
J. Ted Mihaila (Principal Accounting Officer)
The Timken Company
Michael L. Kennedy
Ernst & Young LLP